1-14941

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Mad Catz Interactive Inc.
Periods ending June 30, 2001 and September 30, 2001

Management's discussion and analysis

This management 's discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes. All financial information is in U.S. dollars unless otherwise noted. This discussion and analysis contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time in the Company 's periodic reports and registration statements filed with the Securities and Exchange Commission.

Profile
Mad Catz Interactive, Inc. (the "Company ") is a holding company with a primary focus on the Mad Catz, Inc. ("Mad Catz ") video game accessories business. Mad Catz, with it 's headquarters in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, Microsoft and PC game systems. Mad Catz products are sold in over 12,000 retail stores in North America. Mad Catz products are also well represented internationally with sales to Europe, South America, Canada, Australia, and New Zealand. The Company 's stock is traded on the Toronto Stock Exchange and the American Stock Exchange

Significant events

On July 17, 2001, a Director of the Company agreed to convert his outstanding loan to the Company of $3,338,719 into 4,247,478 shares of the Company's common stock at a price of Canadian $1.218 per share.

Sales
1st quarter fiscal 2002; period ending June 30, 2001:
Net Sales from continuing operations increased to $14.0 million for first quarter 2002 from $5.3 million the same period last year. The key event driving first quarter sales was the launch of the Nintendo Game Boy Advance system. North American sales contributed $12.5 million for first quarter 2002 as compared to $4.8 million the same period last year. International sales increased to $1.6 million for first quarter 2002 as compared to $0.5 million for the same period last year.

2nd quarter fiscal 2002; period ending September 30, 2001:
Net Sales from continuing operations increased to $15.6 million for second quarter 2002 from $10.4 million the same period last year. Game Boy Advance sales continue to be strong following the launch in 1st quarter as well as sales of

Sony Playstation2 accessories. North American sales contributed $14.1 million for second quarter 2002 as compared to $9.2 million the same period last year. International sales increased to $1.6 million for first quarter 2002 as compared to $1.1 million for the same period last year.

Gross Profit
1st quarter fiscal 2002; period ending June 30, 2001:
Gross profit from continuing operations was $3.4 million for first quarter 2002 as compared to $1.5 million the same period last year. Gross profit as a percentage of net sales ("gross margin") was 24.2% in first quarter 2002 as compared to 27.8% the same period last year. While gross margin for 1st quarter 2002 declined as compared to 1st quarter 2001, the first quarter 2001 results are related to low sales volume and do not represent a typical product mix. Gross margin for 1st quarter 2002 improved from fiscal year 2001 (22.3%) due to an increase in the mix of new product sales that support the Game Boy Advance and Sony Playstation2 platforms.

2nd quarter fiscal 2002; period ending September 30, 2001:
Gross profit from continuing operations was $4.1 million for second quarter 2002 as compared to $2.4 million the same period last year. Gross margin was 25.9% in second quarter 2002 as compared to 23.2% the same period last year. Gross margin continued to improve from fiscal year 2001 (22.3%) due to an increase in the mix of new product sales that support the Game Boy Advance and Sony Playstation2 platforms.

Operating Expenses
Operating expenses include selling, marketing and administrative expenses of the Mad Catz, Inc. business and corporate overhead associated with Mad Catz Interactive, Inc.
1st quarter fiscal 2002; period ending June 30, 2001:
Operating expenses were $3.0 million for 1st quarter 2002 as compared to $2.1 million for the same period last year. Sales expenses for 1st quarter 2002 were $1.7 million as compared to $0.8 million the same period last year. The increase in sales expense was due to an overall increase in net sales (164% increase).

2nd quarter fiscal 2002; period ending September 30, 2001:
Operating expenses were $2.8 million for 2nd quarter 2002 as compared to $2.4 million for the same period last year. Sales expenses for 2nd quarter 2002 were $1.6 million as compared to $1.4 million the same period last year. The increase in sales expense was due to an overall increase in net sales (51% increase).

Earnings before interest, taxes, amortization and other items
1st quarter fiscal 2002; period ending June 30, 2001:
EBITDA for continuing operations for 1st quarter 2002 was $0.4 million as compared to negative $0.6 million for the same period last year. Increased sales

accompanied by cost control of selling and administrative expenses led to an increase in profitability.

2nd quarter fiscal 2002; period ending September 30, 2001:
EBITDA for continuing operations for 2nd quarter 2002 was $1.3 million as compared to nil for the same period last year. Increased sales accompanied by control of selling and administrative expenses led to an increase in profitability.

Interest expense
1st quarter fiscal 2002; period ending June 30, 2001:
Interest expense from continuing operations for 1st quarter 2002 was $0.4 million as compared to $0.1 million the same period last year. The increase is attributed to interest associated with subordinate debt of $3.3 million that was not on the balance during 1st quarter 2001.

2nd quarter fiscal 2002; period ending September 30, 2001:
Interest expense from continuing operations for second quarter 2002 was $0.2 million as compared to $0.1 million the same period last year. The increase is attributed to interest associated with subordinate debt of $3.3 million that was not on the balance during 1st quarter 2001. However, interest expense for 2nd quarter 2002 was less than 1st quarter 2002 as the subordinate debt was converted to equity on July 17, 2001.

Amortization
1st quarter fiscal 2002; period ending June 30, 2001:
Amortization of capital assets and goodwill charges associated with the purchase of Mad Catz, Inc. was $0.4 million for the 1st quarter 2002 as compared to $0.4 million for the same period last year. Moulds used in production of accessories are the primary asset in the Mad Catz Inc. business.

2nd quarter fiscal 2002; period ending September 30, 2001:
Amortization of capital assets and goodwill charges associated with the purchase of Mad Catz, Inc. was $0.5 million for the 2nd quarter 2002 as compared to $0.4 million for the same period last year. Moulds used in production of accessories are the primary asset in the Mad Catz Inc. business.

Income tax expense
1st quarter fiscal 2002; period ending June 30, 2001:
Income tax expense was $0.1 million for the 1st quarter 2002 as compared to negative $0.4 million for the same period last year. Taxes for the period are an estimate as year end total profitability will determine the tax obligation. Tax expense is expected to increase in fiscal 2002 as profitability of the Mad Catz Inc. business increased in 1st quarter 2002.
2nd quarter fiscal 2002; period ending September 30, 2001:
Income tax expense was $0.3 million for the 2nd quarter 2002 as compared to nil for the same period last year. Taxes for the period are an estimate as year end

total profitability will determine the tax obligation. Tax expense is expected to increase in fiscal 2002 as profitability of the Mad Catz Inc. business increased in 2nd quarter 2002.

Net income (loss) and income (loss) per share
1st quarter fiscal 2002; period ending June 30, 2001:
Net loss from continuing operations was $0.3 million in 1st quarter 2002 as compared to a net loss of $1.9 million for the same period last year. Loss per share for 1st quarter 2002 was $0.01 as compared to a net loss per share of $0.05 for the same period last year. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the quarter of 48,203,776 as compared to 40,649,307 in the previous year.

2nd quarter fiscal 2002; period ending September 30, 2001:
Net income from continuing operations was $0.3 million in 2nd quarter 2002 as compared to a net loss of $0.6 million for the same period last year. Income per share for 2nd quarter 2002 was $0.01 as compared to a net loss per share of $0.04 for the same period last year. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the quarter of 50,817,796 as compared to 44,170,690 in the previous year.

Net loss from discontinued operations
There was no financial effect from discontinued operation in 1st or 2nd quarter fiscal 2002 as compared to a net loss of $1.2 million in 1st quarter 2001 and a net loss of $1.2 million in 2nd quarter 2001.

Liquidity and capital resources
1st quarter fiscal 2002; period ending June 30, 2001:
Mad Catz Interactive, Inc. continuing operations generated $3.6 million in cash in 1st quarter 2002 from operating activities as compared to cash generated of $1.5 million for the same period last year. The key driver behind the cash generated was the favorable net change in inventories during the period.
Cash used by investing activities was $0.1 million for 1st quarter 2002 as compared to cash used of $0.4 million for the same period the previous year. The sole investing activity for the respective periods was purchase of capital assets.
Cash used by financing activities for the 1st quarter 2002 was $2.7 million as compared to cash used of $0.4 million for the same period last year. Payment of a bank loan was the primary use of cash in this category for the quarter.
Cash used in discontinued operations for the 1st quarter 2002 was nil as compared to cash used of $0.8 million in the same period last year.
Total cash generated in 1st quarter 2002 was $2.2 million as compared to nil in the same period last year.

2nd quarter fiscal 2002; period ending September 30, 2001:

Mad Catz Interactive, Inc. continuing operations generated $0.3 million in cash in 2nd quarter 2002 from operating activities as compared to cash used of $0.8 million for the same period last year. The key driver behind the cash generated was the favorable net change in inventories and accounts receivable during the period.

Cash used by investing activities was $0.2 million for 2nd quarter 2002 as compared to cash used of $0.3 million for the same period the previous year. The sole investing activity for the respective periods was purchase of capital assets.

Cash generated by financing activities for the 2nd quarter 2002 was $1.6 million as compared to cash generated of $6.0 million for the same period last year. Draw on the bank line was the primary generator of cash in this category for the quarter.

Cash used in discontinued operations for the 2nd quarter 2002 was nil as compared to cash used of $0.9 million in the same period last year.

Total cash generated in 1st quarter 2002 was $1.7 million as compared to $4.0 million in the same period last year.

Mad Catz Interactive Inc.'s working capital needs are provided by internally generated cash flow and a credit facility with an asset-based lender.

Balance Sheet

As of September 30, 2001 the Mad Catz Interactive, Inc. consolidated balance sheet had assets of $54.7 million as compared to $44.8 million on June 30, 2001 and $45.7 million on March 31, 2001. Shareholders equity was $28.2 million on September 30, 2001 as compared to $23.8 million on June 30, 2001 and $25.1 million on March 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.